U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                           SEC FILE NUMBER: 000-22115



Check One:

                  [X] Form 10-K and Form 10-KSB
                  [ ] Form 20-F
                  [ ] Form 11-K
                  [ ] Form 10-Q and Form 10-QSB


                       For Period Ended: December 31, 1998

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
                       [ ] Money Market Fund Rule 30b3-1 Filing

                      For the Transition Period Ended: N/A




         Nothing in this form shall be construed to imply that the commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ______________

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

PART I.           REGISTRANT INFORMATION.


Full Name of Registrant:   Complete Wellness Centers, Inc.

Former Name if Applicable: N/A

Address of Principal Executive Office (Street and Number): 666 11th Street,
                                                           N.W., Suite 200

City, State and Zip Code:  Washington, D.C. 20001


PART II.          RULES 12B-25(B) AND (C).

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III.         NARRATIVE.

         State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The Form 10-KSB for the fiscal year ended December 31, 1998 for the Company could not be filed within the prescribed period because the Company was unable to complete certain information key to filing a timely and accurate report on the internal financial aspects of the Company. Such inability could not have been eliminated by the registrant without unreasonable effort or expense.


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PART IV.          OTHER INFORMATION.

(1) Name and telephone number of person to contact in regard to this notification

         Joseph Raymond, Jr.          (202)              639-9700
         ----------------------------------------------------------------------
         (Name)                    (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed?

         If the answer is no, identify report(s).    [X] Yes          [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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


                         COMPLETE WELLNESS CENTERS, INC.
           ----------------------------------------------------------
                  (NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Dated:  March 31, 1999                        By /s/ Joseph Raymond, Jr.
                                              ----------------------------------
                                              Joseph Raymond, Jr., Chairman and
                                              Chief Executive Officer


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